Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: SVB Financial Group, Inc.

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

March 22, 2022

Shareholder Proposal for Racial Justice Audit

Submitted at SVB Financial Group

At the SVB Financial Holdings, Inc. (NASDAQ: SIVB) Annual Meeting on April 21, 2022, please vote FOR Item 4 requesting that the board oversee a third-party racial justice audit analyzing the company’s adverse impact on its stakeholders.

Dear SVB Financial Group Shareholders:

We urge  you to support Item 4 requesting that the board conducts a racial justice audit, which would help shareholders assess the efficacy of SIVB’s efforts to address its impact on systemic racism and its internal diversity, equity, and inclusion efforts and the management of such risks. 63% of U.S. venture capital-backed companies that went public in the first half of 2021 are SVB clients.1 With their potential to become household names in the future, SIVB is positioned to exert an enormous amount of influence in shaping the linked economies of tech and finance.

This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

The shareholder proposal requests: Resolved, shareholders urge the board of directors to oversee a third-party audit (within a reasonable time and at a reasonable cost) which assesses and produces recommendations for improving the racial impacts of its policies, practices, products, and services above and beyond legal and regulatory matters. Input from stakeholders, including civil rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed. A report on the audit, prepared at  reasonable cost and omitting confidential/proprietary information, should be published on the company’s website.

A rationale for a “YES” vote applies under the following criteria:

•	As a leading financial institution, SIVB can play a central role in addressing the wealth gap and economic inequality in the U.S., particularly in the venture capital space.
•	Racial justice and civil rights audits are garnering attention and support from investors and policy organizations.
•	The company’s statement of opposition argument that internally led efforts are sufficient to address company risk and impacts on systemic racism fails to account for the company’s external impacts and fails to address the need for external assurances.

1 https://www.svb.com/

A racial justice audit brings in an external and independent examiner to conduct a systematic review of significant racial equity (and other civil rights) issues that may exist in a company to then propose an action plan to address the issues in a thorough, intentional, time-bound, and transparent manner. The examiners who have extensive civil rights expertise assess how a company’s policies, practices, products, services, and other activities such as philanthropy and political contributions have a discriminatory or disparate impact on communities historically subject to discrimination. After the auditors perform the initial assessment, a public report is issued to provide a plan for corrective action and proactive, equitable outcomes that prevent future harm.2

As a leading financial institution, SIVB can play a central role in addressing the wealth gap and economic inequality in the U.S., particularly in the venture capital space:

Financial institutions can play a central role in solving the wealth gap and economic inequality problems. SIVB occupies a unique position at the crossroads of tech, venture capital, and banking, which share issues of equity and inclusion. Just 4% of the venture capital industry identify as being Black, up only 1% from 2018, and 3% of the general partners who lead investments are Black professionals, according to the National Venture Capital Association. 3 Financial institutions such as BlackRock, Citigroup, and State Street have all committed to racial equity-focused audits. 4

This audit was suggested in the spirit of being proactive, not reactive, and such exercises have already been completed in the industry. For example, Reach Capital, an edtech venture capital firm, conducted an audit of over 50 of its investments to better understand why, despite 40% of their investment companies having a founder of color, none of them had a Black person on the founding team.5 This is just one example of a bias and risk that a company may be able to uncover. Without granularly analyzing business processes in this way, corporations are at potential risk of continuous racial bias in decision-making processes.

Racial justice and civil rights audits are garnering attention and support from investors and policy organizations:

Shareholder resolutions regarding racial equity and civil rights audits saw increasing support during the 2021 spring annual meeting season, the first season for proposals on this topic. This table summarizes the 2020-2021 resolutions filed:

Company	Shareholder Support
Bank of America	26.50%
Johnson & Johnson	34%
Citigroup	39%
Wells Fargo	13%
Goldman Sachs	31%
JP Morgan	41%
State Street	37%
Amazon*	44%
Oracle**	31%

*excluding 14% insider ownership, 55% of shareholders supported the proposal

**excluding 41% insider ownership 64% of shareholders supported the proposal

2 http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf

3 https://www.bloomberg.com/news/features/2020-08-24/black-venture-capitalists-confront-silicon-valley-s-quiet-racism

4 https://www.bloomberg.com/news/articles/2021-04-05/blackrock-breaks-ranks-with-wall-street-in-performing-race-audit, https://www.bloomberg.com/news/articles/2021-10-22/citi-becomes-first-wall-street-bank-to-agree-to-racial-audit, https://newsroom.statestreet.com/press-releases/press-release-details/2021/Civil-Rights-Audit-Statement/default.aspx

5 https://www.bloomberg.com/news/features/2020-08-24/black-venture-capitalists-confront-silicon-valley-s-quiet-racism

Despite less than a majority support, in October, 2021, Citigroup announced it reached an agreement with civil rights attorneys to conduct a racial equity audit. The company stated that the focus of the audit will help it address the racial wealth gap in the United States specifically by assessing the design and implementation of its Action for Racial Equity (ARE) initiative. Similarly, State Street announced in fall 2021 it too will undertake an external civil rights audit as a next step to strengthen its programs and initiatives.

These strong first year results came without support from one of two large proxy advisory firms sending a strong signal that a third-party assessment is an important and necessary tool for companies to undertake in order to effectively dismantle systemic racism.

In addition, a civil rights audit shareholder proposal submitted at Apple Inc. received a 53.6% vote at the company annual meeting in early March. This first-time majority vote for this type of proposal is a strong indication that a majority of investors believe that even companies that have rigorous and extensive diversity, equity, and inclusion programs would benefit from a third-party review.

Racial equity audits are being broadly called for by legislators and public policy organizations alike. The CEO Blueprint for Racial Equity states: “It is apparent that to drive meaningful change, all businesses must conduct a racial equity audit and share that assessment. This assessment should take a hard look at how a company and its industry have benefited from racist systems and should include a vision and concrete plans for how the company will repair those systems to support a liberating, antiracist culture.”6 These audits have gained traction and have materially improved the state of social equity for marginalized populations at major corporations. Companies like Starbucks and Airbnb have incorporated the audit into their regular risk oversight work either through formal reports or continued relationships with their auditors and stakeholders and have found the audits to be instrumental in identifying issues that otherwise may have gone unnoticed.7

The company’s statement of opposition argument that internally led efforts are sufficient to address company risk and impacts on systemic racism fails to account for the company’s external impacts and fails to address the need for external assurances:

The U.S. Securities and Exchange Commission describes the purpose of an audit as providing the public with additional assurance “beyond managements’ own assertions”.8

6 https://www.policylink.org/resources-tools/ceo-blueprint-for-racial-equity

7 Starbucks has issued two civil rights related reports, one in 2019 and one in 2020. Airbnb published an initial report in 2016 and later updated their report in 2019.

8 https://www.sec.gov/reportspubs/investor-publications/investorpubsaboutauditorshtm.html

In its statement of opposition to the proposal, the board states that conducting a racial justice audit and preparing a formal report would not provide the company “with useful additional information at this time” and that it is “committed to continuous learning and improvement based on actual feedback and data.” However, the Board provides no evidence that it has conducted the appropriate due diligence by speaking with civil rights experts who have conducted audits to determine whether the audit would provide actual, actionable, and useful information and feedback. Therefore, shareholders may not be able to make a reasoned conclusion that a racial justice audit undertaken by SIVB would not be beneficial. We are fully supportive of the actions taken by SIVB to ensure racial justice but believe that the company may not be meaningfully addressing potential blind spots.

In December 2020, the company hired Angela Lovelace Morris as its Chief Diversity, Equity, and Inclusion Officer. Now is arguably one of the best times for the company to conduct a racial justice audit, as it could support the work of the CDEIO as she implements new goals, such as SIVB’s commitment to setting quantitative workforce representation targets. White men control 93% of the venture capital dollars and for most venture capital firms, back-office support, investor relations, legal, marketing, communications, and talent – not the investing side – represent most of the diversity. A racial justice audit may ensure that the policies and practices put in place are ones that can best help the bank reach its new goals. Without the audit, shareholders may not have the assurance beyond management’s own assertions that SIVB’s approach does not lead to the tokenism in the industry that has occurred for the past 20 years.9 SIVB   may be expanding access, but we believe it should also ensure that it does not replicate existing systems and norms of inequality and exclusion in its day-to-day investment strategy and business operations.

Existing regulatory requirements are also not a substitute for an outside audit. SIVB cites its $11.2 billion Community Benefits Plan and its Community Reinvestment Act (CRA) rating of “Outstanding” as evidence of its sufficient racial justice work. As a regulated institution, SIVB is subject to certain agency regulations, such as the CRA, that were intended to discourage discriminatory banking practices. Unfortunately, mere compliance with the CRA does not adequately address the effectiveness of combatting systemic racism partially because the CRA’s examinations evaluate the bank’s lending, investment and services as it relates to low to moderate income communities. While there may be overlap, it does not evaluate lending based on race. 10 Additionally, nearly all banks, including SIVB, have received an “Outstanding” or “Satisfactory” rating for their lending practices in the last decade during their CRA exams, giving the appearance of rating inflation. We ask how reliable the CRA’s ratings can be for investors given numerous examples of mortgage and small business discrimination that exist.

Conclusion

Dismantling racial disparities and creating foundational change is the social movement of our time. With the potential to affect 50% of the innovation economy’s startups, an externally validated audit may give SIVB stakeholders assurance and help strengthen the company’s reputation. The company does not have to shortchange existing DEI programs and may be fully capable of finding resources necessary to retain civil rights experts to audit the racial impacts of its internal and external operations. The audits commissioned by companies referenced earlier provide potential templates for SIVB’s own racial justice audit.

9 https://www.forbes.com/sites/elizabethedwards/2021/02/24/check-your-stats-the-lack-of-diversity-in-venture-capital-is-worse-than-it-looks/?sh=8585c7c185de

10 https://nhc.org/cra-and-the-intersection-of-geography-and-race/

For the reasons above Trillium Asset Management urges SIVB shareholders to support Item 4 on the proxy.

Sincerely,

Hyewon Han

Associate Shareholder Advocate

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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